Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
China Biologic Products Holdings, Inc.:

We consent to the use of our reports dated March 12, 2020, with respect to the consolidated balance sheets of China Biologic Products Holdings, Inc. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

Our report on the consolidated financial statements refers to changes in the method of accounting for revenue recognition and leases.

/s/ KPMG Huazhen LLP

Beijing, China
May 8, 2020